Exhibit 99.1

GERDAU S.A.
Consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gerdau S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income (loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which represented equity investment amounting to 2.4% of total consolidated assets as of December 31, 2004 and equity in income amounting to 8.0% of income before taxes on income and minority interests for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this equity investee as of and for the year ended December 31, 2004, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


PricewaterhouseCoopers Auditores Independentes

Porto Alegre, Brazil

April 28, 2005

                                   GERDAU S.A.
                           CONSOLIDATED BALANCE SHEETS
                        as of December 31, 2004 and 2003
             (in thousands of U.S. Dollars, except number of shares)

--------------------------------------------------------------------------------

                                     ASSETS

                                                                                           NOTE       2004           2003
                                                                                         -------  -------------   -------------

              Current assets
                          Cash and cash equivalents                                                    248,954          92,504
                          Restricted cash                                                                6,063           1,935
                          Short-term investments                                           5           404,512         236,137
                          Trade accounts receivable, net                                   6           835,484         465,857
                          Inventories                                                      7         1,594,118         797,961
                          Unrealized gains on derivatives                                  21                -           9,599
                          Deferred income taxes                                           18.4          82,829          49,451
                          Tax credits                                                      8            75,908          37,953
                          Prepaid expenses                                                              22,218          21,859
                          Other                                                                         52,941          46,576
                                                                                                  -------------   -------------
                                                     Total current assets                            3,323,027       1,759,832
                                                                                                  -------------   -------------

              Non-current assets
                          Property, plant and equipment, net                               10        2,790,201       2,304,158
                          Deferred income taxes                                           18.4         153,430         245,589
                          Judicial deposits                                               16.1          42,554          66,121
                          Unrealized gains on derivatives                                  21                -              86
                          Equity investments                                               11          207,767         139,272
                          Investments at cost                                                            6,640          23,854
                          Goodwill                                                         12          141,463         119,531
                          Prepaid pension cost                                             13           53,276          35,253
                          Advance payment for acquisition of investment in Colombia       4.1           68,500               -
                          Other                                                                         65,391          77,138
                                                                                                  -------------   -------------
                                                     Total assets                                    6,852,249       4,770,834
                                                                                                  =============   =============



         The accompanying notes are an integral part of these consolidated financial statements.



                                                             GERDAU S.A.
                                                     CONSOLIDATED BALANCE SHEETS
                                                  as of December 31, 2004 and 2003
                               (in thousands of U.S. Dollars, except number of shares) NOTE 2004 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                             LIABILITIES

                                                                                    NOTE             2004             2003
                                                                                  ----------   --------------   --------------
Current liabilities
            Short-term debt                                                          14              412,910          479,586
            Current portion of long-term debt                                        15              260,294          318,910
            Trade accounts payable                                                                   627,897          372,518
            Income taxes payable                                                                      80,445           27,790
            Unrealized losses on derivatives                                         21               12,470           29,582
            Deferred income taxes                                                   18.4              14,496            7,286
            Payroll and related liabilities                                                           88,969           54,478
            Dividends and interest on equity payable                                                   3,609           53,202
            Taxes payable, other than income taxes                                                    56,699           26,482
            Accrued acquisition costs                                                4.3              51,790                -
            Other                                                                                    102,726           89,328
                                                                                               --------------   --------------
                                         Total current liabilities                                 1,712,305        1,459,162

Non-current liabilities
            Long-term debt, less current portion                                     15            1,280,516        1,132,429
            Debentures                                                               15              344,743          155,420
            Deferred income taxes                                                   18.4              58,654           72,125
            Accrued pension and other post-retirement benefits obligation            13              119,925          108,679
            Provision for contingencies                                             16.1              87,718          102,060
            Taxes payable in installments                                                             25,594            3,642
            Unrealized losses on derivatives                                         21                6,323           11,445
            Other                                                                                     51,915           57,812
                                                                                               --------------   --------------
                                         Total non-current liabilities                             1,975,388        1,643,612

                                                                                               --------------   --------------
                                                  Total liabilities                                3,687,693        3,102,774

COMMITMENTS AND CONTINGENCIES                                                        16

Minority interest                                                                                    641,971          264,997

 SHAREHOLDERS' EQUITY                                                                17

Preferred shares - no par value - 480,000,000 authorized shares and 290,657,361 shares issued at December 31, 2003 and 2004, after giving
     retroactive effect to the stock bonus approved on April 29,
      2004 (Note 17.1) and on March 31, 2005 (Note 27)
                                                                                                  1,016,846          653,344
Common shares - no par value - 240,000,000 authorized shares and
     154,404,672 shares issued at December 31, 2003 and 2004,
     after giving retroactive effect to the stock bonus approved on April 29, 2004 (Note 17.1) and on March 31, 2005 (Note 27)
                                                                                                    522,358           329,257
Additional paid-in capital                                                                            3,743             3,271
Treasury stock - 2,359,800 and 1,035,000 preferred shares at December 31,                           (15,256)           (5,920)
     2004 and 2003, respectively, after giving retroactive effect to the stock bonus approved on April 29, 2004 (Note 17.1) and on March 31, 2005 (Note 27)
Legal reserve                                                                                       122,813            63,834
Retained earnings                                                                                 1,509,847         1,161,527
Cumulative other comprehensive loss
  - Foreign currency translation adjustment                                                        (622,425)         (790,731)
  - Additional minimum pension liability                                                            (15,341)          (11,519)
                                                                                               --------------   --------------
                                    Total shareholders' equity                                     2,522,585        1,403,063
                                                                                               --------------   --------------
                                     Total liabilities and shareholders' equity                    6,852,249        4,770,834
                                                                                               ==============   ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
              for the years ended December 31, 2004, 2003 and 2002
  (in thousands of U.S. Dollars, except number of shares and per share amounts)

--------------------------------------------------------------------------------

                                                                           NOTE        2004             2003             2002
                                                                          ------ --------------   --------------   --------------
Sales                                                                               7,785,998        5,033,472        3,664,920
Less: Federal and state excise taxes                                                 (724,351)        (414,198)        (344,654)
Less: Discounts                                                                      (109,498)         (88,305)         (55,340)
                                                                                --------------   --------------   --------------

Net sales                                                                           6,952,149        4,530,969        3,264,926
Cost of sales                                                                      (4,838,949)      (3,445,564)      (2,349,636)
                                                                                --------------   --------------   --------------

Gross profit                                                                        2,113,200        1,085,405          915,290
Sales and marketing expenses                                                         (154,558)        (146,388)        (112,645)
General and administrative expenses                                                  (359,102)        (241,854)        (221,895)
Other operating income (expenses), net                                      16         28,710             (824)         (18,178)
                                                                                --------------   --------------   --------------

Operating income                                                                    1,628,250          696,339          562,572
Financial expenses                                                                   (164,370)        (219,353)        (216,325)
Financial income                                                                       81,592           62,036          100,350
Foreign exchange gains and losses, net                                                 30,806          162,190         (266,594)
Gains and losses on derivatives, net                                                    1,155         (197,600)          58,772
Equity in earnings (losses) of unconsolidated companies, net                          141,890           22,062          (10,057)
Gain on change of interest                                                 4.5          2,742                -                -
                                                                                --------------   --------------   --------------

Income before taxes on income and minority interest                                 1,722,065          525,674          228,718

Provision for taxes on income                                               18
Current                                                                              (329,229)         (87,812)         (27,065)
Deferred                                                                              (77,451)         121,925           20,507
                                                                                --------------   --------------   --------------
                                                                                     (406,680)          34,113           (6,558)
                                                                                --------------   --------------   --------------

Income before minority interest                                                     1,315,385          559,787          222,160

Minority interest                                                                    (157,027)         (49,623)           9,667

                                                                                --------------   --------------   --------------
Net income                                                                          1,158,358          510,164          231,827
                                                                                ==============   ==============   ==============

PER SHARE DATA (IN US$)                                                     19
Basic earnings per share
     Preferred                                                                           2.62             1.15             0.52
     Common                                                                              2.62             1.15             0.52

Diluted earnings per share
    Preferred                                                                            2.61             1.15             0.52
    Common                                                                               2.61             1.15             0.52


Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note. 17.1 and Note 27) - Basic and
diluted                                                                           154,404,672      154,404,672      154,029,249
                                                                                ==============   ==============   ==============

Number of weighted-average preferred shares outstanding after giving
retroactive effect to stock bonus (Note 17.1 and Note 27) - Basic                 288,376,623       290,614,236     289,960,881
                                                                                ==============   ==============   ==============


Number of weighted-average preferred shares outstanding after giving
retroactive effect to stock bonus (Note 17.1 and Note 27) - Diluted               289,842,298       291,071,433     289,960,881
                                                                                ==============   ==============   ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                        for the years ended December 31,
                               2004, 2003 and 2002
                         (in thousands of U.S. Dollars)

--------------------------------------------------------------------------------


                                                                                   2004             2003            2002
                                                                               --------------   --------------  --------------

NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF INCOME                     1,158,358          510,164         231,827
Foreign currency translation adjustments                                             168,306          144,402        (311,071)
Pension fund additional minimum liability, net of tax                                 (3,822)           4,790         (16,309)
Unrealized loss on cash flow hedge, net of tax                                             -            2,310          (2,310)
                                                                               --------------   --------------  --------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD                                         1,322,842          661,666         (97,863)
                                                                               ==============   ==============  ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                                                            CUMULATIVE
                                                                ADDITIONAL                                     OTHER
                                             PREFERRED  COMMON  PAID-IN     TREASURY   LEGAL    RETAINED    COMPREHENSIVE
                                        NOTE  SHARES    SHARES  CAPITAL       STOCK   RESERVE    EARNINGS       LOSS          TOTAL
                                       ---------------------------------------------------------------------------------------------
BALANCES AS OF JANUARY 1, 2002                558,971  279,243       -          -      56,074    762,494       (624,062)  1,032,720
Capital increase by conversion of
  debentures                            17.1    3,830    1,195       -          -           -          -              -       5,745
Net income                                          -        -       -          -           -    231,827              -     231,827
Foreign currency translation
  adjustment                                        -        -       -          -           -          -       (311,071)   (311,071)
Pension fund additional minimum
  liability, net of tax                             -        -       -          -           -          -        (16,309)    (16,309)
Unrealized loss on cash flow hedge,
  net of tax                                        -        -       -          -           -          -         (2,310)     (2,310)
Excess of sale price over cost on
  treasury stock                                    -        -   2,086          -           -          -              -       2,086
Dividends (interest on equity)
  $0.18 per Common share and
  Preferred share (*)                   17.4        -        -       -          -           -    (77,678)             -     (77,678)
Transfer from legal reserve             17.2        -        -       -          -     (19,969)    19,969              -           -
                                            ---------  -------   -----     ------      ------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2002              562,801  281,158   2,086          -      36,105    936,612       (953,752)    865,010
Capitalization of retained earnings     17.3   90,543   48,099       -          -           -   (138,642)             -           -
Net income                                          -        -       -          -           -    510,164              -     510,164
Appropriation of reserves               17.2                     1,061          -      27,729    (28,790)                         -
Purchase of treasury preferred shares   17.1        -        -       -     (5,920)          -          -              -      (5,920)
Foreign currency translation adjustment             -        -       -          -           -          -        144,402     144,402
Reduction of pension fund additional
  minimum liability                                 -        -       -          -           -          -          4,790       4,790
Reversal of unrealized loss on cash
  flow hedge, net of tax                            -        -       -          -           -          -          2,310       2,310
Dividends (interest on equity) -
  $0.27 per Common share and per
  Preferred share (*)                   17.4        -        -       -          -           -   (117,817)             -    (117,817)
Stock option plan expense recognized
  during the period                     3.13        -              124          -           -          -              -         124
                                            ---------  -------   -----     ------      ------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2003              653,344  329,257   3,271     (5,920)     63,834  1,161,527       (802,250)  1,403,063
Capitalization of retained earnings     17.3  363,502  193,101       -          -           -   (556,603)             -           -
Net income                                          -        -       -          -           -  1,158,358              -   1,158,358
Appropriation of reserves               17.2                       278          -      58,979    (59,257)                         -
Purchase of treasury preferred shares   17.1        -        -       -     (9,336)          -          -                     (9,336)
Foreign currency translation adjustment             -        -       -          -           -          -        168,306     168,306
Pension fund additional minimum
  liability, net of tax                             -        -       -          -           -          -         (3,822)     (3,822)
Dividends (interest on equity) -
  $0.44 per Common share                17.4        -        -       -          -           -   (194,178)             -    (194,178)
  and per Preferred share (*)
Stock option plan expense recognized
  during the period                     3.13        -        -     194          -           -          -              -         194
                                            ---------  -------   -----     ------     -------  ---------        -------   ---------
BALANCES AS OF DECEMBER 31, 2004            1,016,846  522,358   3,743    (15,256)    122,813  1,509,847       (637,766)  2,522,585
                                            ========== =======   =====    =======     ======= ==========       ========   =========


(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1 and in Note 27. Preferred treasury stock shares for the years ended December 31, 2004 and 2003 are not considered to be outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                   CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                          2004         2003         2002
                                                                       -----------  -----------  -----------

Cash flows from operating activities
Net income                                                              1,158,358      510,164      231,827
Adjustments to reconcile net income to cash flows
   from operating activities:
      Depreciation and amortization                                       269,222      182,403      178,805
      Equity in earnings (losses) on unconsolidated companies, net       (141,890)     (22,062)      10,057
      Foreign exchange (gain) loss, net                                   (30,806)    (162,190)     266,594
      Losses (gains) on derivative instruments                             (1,155)     197,600      (58,772)
      Minority interest                                                   157,027       49,623       (9,667)
      Deferred income taxes                                                77,451     (121,925)     (20,507)
      Loss (gain) on disposal of property, plant and equipment              1,143       (1,913)         997
      Provision for doubtful accounts                                       5,370        6,714        1,310
      Provision for contingencies                                          93,162       43,106       20,773
      Distributions from joint ventures                                    82,803        3,620            -
      Gain on change of interest (Note 4.5)                                (2,742)           -            -

CHANGES IN ASSETS AND LIABILITIES:
Increase in accounts receivable                                          (221,178)     (80,017)     (28,657)
Increase in inventories                                                  (532,769)     (74,248)     (94,477)
Increase (decrease) in accounts payable and accrued liabilities            51,267      100,298       (9,632)
Increase (decrease) in other assets and liabilities, net                  181,763     (162,696)    (138,196)
                                                                       -----------  -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               1,147,026      468,477      350,455
                                                                       -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                               (440,967)    (297,755)    (185,892)
Proceeds from sales of property, plant and equipment                            9        2,284        6,029
Payment for acquisition of:
   Margusa                                                                (13,472)      (2,234)           -
   Companies in North America                                            (298,422)           -            -
   Gerdau Ameristeel                                                            -       (7,050)           -
   Acominas, mainly                                                             -            -     (412,150)
   Other aquisitions                                                       (3,846)      (5,446)           -
Cash balance of acquired company (Margusa and Acominas, respectively)         270            -       19,954
Purchases of short-term investments                                      (499,956)    (959,522)    (847,806)
Proceeds from maturities and sales of short-term investments              423,523    1,102,314      847,108
Advance payment for acquisition of investment in Colombia                 (68,500)           -            -
    Other                                                                       -        1,692            -
                                                                       -----------  -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES                                    (901,361)    (165,717)    (572,757)
                                                                       -----------  -----------  -----------


The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                   CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
              for the years ended December 31, 2004, 2003 and 2002
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------



                                                                               2004         2003         2002
                                                                            -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends and interest on equity paid                                    (275,589)    (122,262)     (74,265)
Sale (purchase) of treasury shares                                              (9,336)      (5,920)       2,318
Decrease (increase) in restricted cash                                          (3,958)      13,593       (6,091)
Debt issuance                                                                1,290,035    1,997,978    1,186,109
Repayment of debt                                                           (1,273,208)  (2,126,520)    (824,880)
Proceeds from issuance of common stock  by  Gerdau Ameristeel  (Note 4.5(d))   181,323            -            -
Net related party debt loans and repayments                                     13,291       (5,956)           -
                                                                            -----------  -----------  -----------
NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES                               (77,442)    (249,087)     283,191
                                                                            -----------  -----------  -----------

Effect of exchange rate changes on cash                                        (11,773)      (1,626)     (48,264)

Increase in cash and cash equivalents                                          156,450       52,047       12,625
Cash and cash equivalents at beginning of period                                92,504       40,457       27,832
                                                                            -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     248,954       92,504       40,457
                                                                            ===========  ===========  ===========

SUPPLEMENTAL CASH FLOW DATA Cash paid during the year for:
  Interest (net of amounts capitalized)                                        115,825      127,413      123,680
  Income taxes                                                                 253,890      100,305       28,003

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCIAL ACTIVITIES
 Purchase consideration, representing 51,503,960 Co-Steel shares
    at 2.51 per share                                                                -            -      129,275
Debentures converted into common and preferred shares                                -            -        5,745

NON-CASH TRANSACTIONS
    Release of judicial deposits to settle tax contingencies (Note 16)         118,587            -            -



The accompanying notes are an integral part of these consolidated financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

1      OPERATIONS

       Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Canada, Chile, the United States and Uruguay and its affiliates in Argentina (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. The Company also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

       The Company manufactures steel products for use in civil construction, manufacturing and agribusiness, as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, Argentina and Uruguay.


2         BASIS OF PRESENTATION

2.1      STATUTORY RECORDS

        The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain aspects from the accounting practices adopted in Brazil ("Brazilian GAAP") applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

2.2      CURRENCY REMEASUREMENT

        The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operate.

        The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3      CONTROLLING SHAREHOLDER

        As of December 31, 2004, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 44.76% (2003 - 48.22%) of the total capital of the Company. MG's share ownership consisted of 75.75% (2003 - 85.71%) of the Company's voting common shares and 28.30% (2003 - 28.31%) of its non-voting preferred shares.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3         SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1      CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:


                                                                                          PERCENTAGE OF INTEREST (%)
                                                                                         ------------------------------
                                                                                             2004            2003
                                                                                         -------------   --------------

Aceros Cox S.A. (Chile)                                                                      100              100
Armafer Servicos de Construcao Ltda. (Brazil) (a)                                             -               100
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:                                  67              69
    Ameristeel Bright Bar Inc. (USA)                                                          67              69
    Gerdau Ameristeel MRM Special Sections Inc. (Canada)                                      67              69
    Gerdau Ameristeel Perth Amboy Inc. (USA)                                                  67              69
    Gerdau Ameristeel Sayreville Inc. (USA)                                                   67              69
    Gerdau Ameristeel US Inc. (USA)                                                           67              69
Gerdau Acominas S.A.  (Brazil)                                                                92              92
Gerdau Aza S.A. (Chile)                                                                      100              100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned
    subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries                               100              100
Gerdau Laisa S.A. (Uruguay)                                                                   99              99
Maranhao Gusa S.A. - Margusa (Brazil) (Note 4.6)                                             100               -
Seiva S.A. - Florestas e Industrias (Brazil) and subsidiaries                                 97              97

        (a) During 2004, Armafer Servicos de Construcao Ltda. merged into Gerdau Acominas S.A.

        The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

        The consolidated financial statements include the results of operations of Gerdau Ameristeel Corporation ("Gerdau Ameristeel", formerly known as Co-Steel Inc.) and its subsidiaries (Note 4.9) for the period from October 23, 2002 (the date of acquisition). The results of Gerdau Acominas S.A. for the year ended December 31, 2002 have been accounted for following the equity method up to February 13, 2002, (the date of acquisition of a controlling interest) and have been consolidated as from such date (Note 4.7).

        During the year ended December 31, 2004 the Company acquired Margusa, which is consolidated as from January 5, 2004 (Note 4.6) and Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.2), of North Star Steel (Note 4.3) and of Potter Form & Tie Co. (Note 4.4). The results of those business acquired are consolidated as from the respective dates of acquisition.

         All significant intercompany balances and transactions have been eliminated on consolidation.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.2    USE OF ESTIMATES

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, impairment of long-lived assets, useful lives of assets, valuation allowances for income taxes, actuarial assumptions (utilized in the calculation of employee benefit obligations), contingencies and environmental liabilities. Actual results could differ from those estimates.

3.3    CASH AND CASH EQUIVALENTS

       Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly deposits, with original maturity dates of three months or less.

3.4    SHORT-TERM INVESTMENTS

       Short-term investments consist of bank certificates of deposit and trading securities including investments held in a fund administered by a related party for the exclusive use of the Company (Note 9). The certificates of deposit and trading securities have maturities ranging from four months to one year at the time of purchase. Certificates of deposit are stated at cost plus accrued interest. Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income.

3.5    TRADE ACCOUNTS RECEIVABLE

       Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

3.6    INVENTORIES

       Inventories are valued at the lower of cost or replacement or realizable value. Cost is determined using the average cost method.

3.7    PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction phase of major new facilities. Interest capitalized on loans denominated in reais includes the effect of indexation of principal required by certain loan agreements. Interest capitalized on foreign currency borrowings excludes the effects of foreign exchange gains and losses.

       Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 10 to 30 years for buildings and improvements, 4 to 20 years for machinery and equipment, 10 to 20 years for furniture and fixtures, and 3 to 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property plant and equipment is recognized on disposal.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset or group of such assets is considered impaired by the Company when the anticipated undiscounted cash flow from such asset(s) is separately identifiable and less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

3.8    EQUITY INVESTMENTS

       Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2004 and 2003, the Company's equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros S.A. - Sipar, (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada and (d) 51.82% interest in Dona Francisca Energetica S.A.

3.9    INVESTMENTS AT COST

       Investments at cost consists of investments in entities where the Company owns less than 20% of the voting interest, including tax incentives to be utilized in government approved projects, stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10   GOODWILL

       Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

       As from January 1, 2002 the Company adopts SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of "reporting units" and the estimation of fair value.

       During the years ended December 31, 2004, 2003 and 2002 goodwill was tested for impairment and no impairment charges were recorded.

3.11   PENSION AND OTHER POST-RETIREMENT BENEFITS

       The Company accrues its obligations under pension and other post-retirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively (Note 13).

       The cost of pensions and other post-retirement benefits is actuarially determined using the projected unit credit method based on management's best estimates of expected investment performance for funded plans, salary increases, retirement ages of employees and expected health care costs. Assets of funded pension plans are valued at fair value. The excess of the net actuarial gains or losses over 10% of the greater of the benefit obligation and the fair value of the assets is amortized over the average remaining service period of the active employees (corridor approach). Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of the active employees.

       An additional minimum liability is recognized in "Cumulative other comprehensive loss" in shareholders' equity if the accumulated benefit obligation ("ABO") exceeds the fair value of plan assets, and this amount is not covered by the

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       pension liability recognized in the balance sheet. An additional minimum liability has been recognized as of December 31, 2004, 2003 and 2002 in relation to pension plans offered to employees in North America.

3.12   COMPENSATED ABSENCES

       Compensated absences are accrued over the vesting period.

3.13   STOCK BASED COMPENSATION PLANS

       Gerdau Ameristeel and subsidiaries and Gerdau (as from April 30, 2003) maintain stock based compensation plans (Note 25). The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the fair value method prescribed by SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.


                                                                            2004           2003            2002
                                                                        -------------- --------------  --------------

Net income as reported                                                      1,158,358        510,164         231,827
Reversal of stock-based compensation cost included in the
   determination of net income as reported
                                                                                  194            124             102

Stock-based compensation cost following the fair value method                    (998)          (556)           (247)
                                                                        -------------- --------------  --------------
Pro-forma net income                                                        1,157,554        509,732         231,682
                                                                        ============== ==============  ==============

Earnings per share - basic
  Common - As reported and pro-forma                                             2.62           1.15            0.52
  Preferred - As reported and pro-forma                                          2.62           1.15            0.52

Earnings per share - diluted
Common
  As reported                                                                    2.61           1.15            0.52
  Pro-forma                                                                      2.61           1.14            0.52

 Preferred
   As reported                                                                   2.61           1.15            0.52
   Pro-forma                                                                     2.61           1.14            0.52


3.14   REVENUE RECOGNITION

       Revenues from sales of products are recognized when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.15   INCOME TAXES

       The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

       Deferred tax assets are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

3.16   EARNINGS PER SHARE

       The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share".

       Basic EPS excludes dilution, while diluted EPS for the years ended December 31, 2004 and 2003 reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A. The Company uses the "treasury stock" method to compute the dilutive effect of such stock options.

       All EPS data is calculated giving retroactive effect to the stock bonus and the reverse stock split approved on April 30, 2003, the stock bonus approved on April 29, 2004 (Note 17.1) and the stock bonus approved on March 31, 2005 (Note 27). EPS is presented on a per share basis (Note
       19).

3.17   DIVIDENDS AND INTEREST ON EQUITY

       The Company's By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

       Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo ("TJLP") (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

       Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%.

3.18   ENVIRONMENTAL AND REMEDIATION COSTS

       Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company's operations, are capitalized or charged against earnings, as appropriate. The Company provides for potential environmental liabilities based on the best estimate of potential clean-up and remediation estimates for known environmental sites. Management believes that, at present, each of its facilities is in substantial compliance with the applicable environmental regulations.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.19   ADVERTISING COSTS

       Advertising costs included in selling and marketing expenses were $13,656, $12,884 and $9,386 for the years ended December 31, 2004, 2003, and 2002 respectively. No advertising costs have been deferred at the balance sheet dates.

3.20   TREASURY STOCK

       Common and preferred shares reacquired are recorded under "Treasury stock" within shareholders' equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.21   DERIVATIVE FINANCIAL INSTRUMENTS

       Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

       To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

       The Company held derivatives (swaps) which qualified as cash flows hedges only in the subsidiaries in North America in the years ended December 31, 2003 and 2002. Swaps are recognized on the balance sheet at fair value with unrealized gains and losses on the mark-to market valuation of the swaps qualifying for cash flow hedge recorded in other comprehensive income (loss) except for any ineffective portion which is recorded against income. Derivatives that did not qualify as cash flow hedge are recognized at fair value on the balance sheet with unrealized gains and losses recognized in the consolidated statement of income.

3.22   RECLASSIFICATIONS

       Certain reclassifications have been made to the financial statements for year ended December 31, 2003 to conform to the presentation in the current year. Such reclassifications had no effect on amounts previously reported for net income or shareholder's equity.

3.23   RECENT ACCOUNTING PRONOUNCEMENTS

       In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". In December 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or
       (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

       The Company adopted FIN 46-R as of January 1, 2004 and has concluded that it does not have any interest on VIEs.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

3.24   RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

       In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion no. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 153 will have a material impact on the company's consolidated financial position or results of operations.

       On December 16, 2004, the FASB issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement
       123. On April 14, 2005 the United States Securities and Exchange Commission ("SEC") amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

       Had the provisions of Statement 123R been applied for the year ended December 31, 2004 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 3.13.

       In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company's consolidated financial position or results of operations.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4      ACQUISITIONS

4.1    DIACO S.A. AND SIDERURGICA DEL PACIFICO S.A. - SIDELPA

       On December 23, 2004, the company reached an agreement with the Mayaguez group and with Latin American Enterprise Steel Holding, majority shareholders of Diaco S.A.("Diaco") and of Siderurgica del Pacifico S.A.
       - Sidelpa ("Sidelpa") to buy the shares currently owned by those parties in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the only producer of specialty steel in that country.

       The transaction involves two steel mills and a profile and rebar mill of Diaco located in the city of Tuta, and a specialty steel mill of Sidelpa located in the city of Cali. The units operate in the long steel segment, which is also the market focus of Gerdau. The Tuta mill services the civil construction and industry sectors, while the Sidelpa mill is focused on the automotive sector. The productive process of the steel mills is fundamentally the same as that of Gerdau's long steel mills, using electric furnaces and steel scrap as the primary raw material.

       Diaco also owns three rolling mills. The transaction also includes a fabricated reinforcing steel facility in the city of Bogota.

       Closing of the transaction is subject to several conditions precedent which were not met at December 31, 2004. The agreement establishes a period for the conditions precedent to be met. Under the terms of the agreement, once the conditions precedent are met, Gerdau will acquire a controlling interest in Diaco and Sidelpa. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

       In December 2004 the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. The amount of $ 68,500 is recorded in the financial statements as "Advance payment for acquisition of investment in Colombia" and presented as non current assets. Until the conditions precedent are met, Gerdau will not have right to appoint any director or officer of Diaco and/or Sidelpa but has the right to appoint one member to a transition committee of an advisory nature which has no decision making powers.

4.2    GATE CITY AND RJ REBAR, INC

       On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.3    NORTH STAR ASSETS

       On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States
       - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1,

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid subsequent to year end.

       The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004:

       Net assets (liabilities) acquired
         Current assets                                                 325,751
         Current liabilities                                           (67,674)
         Property, plant and equipment                                   86,244
         Other long-term liabilities                                   (23,789)
                                                                  --------------
                                                                        320,532
                                                                  ==============

       Purchase price                                                   266,000
       Plus transaction costs                                             2,742
       Accrued working capital adjustment                                51,790
                                                                  --------------
                                                                        320,532
                                                                  ==============

       No goodwill was recognized for this acquisition.

4.4    ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

       On March 19, 2004, Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

4.5    GERDAU AMERISTEEL

(a) On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel Inc. (Note 4.9), Gerdau Ameristeel completed an exchange of minority shares of its subsidiary Ameristeel Corporation ("Ameristeel", currently named Gerdau Ameristeel US Inc.) for shares of Gerdau Ameristeel. Minority shareholders of Ameristeel, mostly executives and employees, exchanged 1,398,501 shares of Ameristeel for 13,199,260 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, Ameristeel became a wholly owned subsidiary of Gerdau Ameristeel, and the participation of the Company in Gerdau Ameristeel was reduced from 74% to 67%.

       The exchange was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price was allocated to the net assets acquired and liabilities assumed based upon their relative fair values. Goodwill of $2,190 was created as a result of the exchange.

(b) On September 24, 2003, the Company purchased an additional 2,566,600 shares of Gerdau Ameristeel on the open market at a cost of $7,050. After this transaction, the Company held 69% of the outstanding shares. No goodwill resulted from the acquisition of these additional shares.

(c) On April 14, 2004, Gerdau Ameristeel issued 26,800,000 common shares. The price was set at Cnd$4.90 per share ($3.64 at the exchange rate on the date of the transaction), the closing price of the common shares of Gerdau Ameristeel on the Toronto Stock Exchange on March 31, 2004.

       All the shares were acquired by the Company for a total purchase price of $97,771, and, as a result of the transaction, the Company increased its interest in Gerdau Ameristeel from 69% to 72%. The transaction was accounted as a step

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       acquisition and the purchase price has been allocated to assets acquired and liabilities assumed. No goodwill resulted from the purchase price allocation.

(d) On October 15, 2004, Gerdau Ameristeel issued 70,000,000 common shares at a value of Cdn $5.90 per share ($4.70 per share at the exchange rate on the date of the transaction) totaling net proceeds of approximately $322,700 after deducting underwriters' fees and estimated expenses. Gerdau purchased 35,000,000 of the common shares, representing 50% of the total common shares offered, for total net proceeds of $161,350 also after deducting underwriters' fees and expenses. As a result of acquiring a percentage below its previous holding of shares in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was diluted to approximately 67%.

       Subsequently, on November 18, 2004, the underwriters of the public offering of common shares above exercised their over-allotment option to purchase an additional 4,381,000 common shares of Gerdau Ameristeel at the initial public offering price of Cdn $5.90 per share. As agreed to in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. purchased the same number of additional common shares as the underwriters pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price. The net proceeds to Gerdau Ameristeel after deducting underwriters' fees and estimated expenses amounted to $39,946 of which $ 19,973 were paid by Gerdau. As a result of acquiring a percentage below to its previous holding of shares in Gerdau Ameristeel, Gerdau's interest in Gerdau Ameristeel was diluted to approximately 66.5%.

       As the new shares were issued at a price higher than the average carrying amount of the shares held by the Company, Gerdau recorded a gain in the amount of $2,742 presented as "Gain on change of interest" in the consolidated statement of income.

4.6    MARGUSA

       On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Margusa, a producer of pig iron obtaining a 17% interest in total and voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on December 2003 and the remaining 7 installments payable during 2004. At December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first of eight installments due) and the value of the forestry holdings transferred to Margusa of $14,066.

       Control was transferred to the Company on January 5, 2004, which is considered the acquisition date for accounting purposes. As from that date, the financial statements of Margusa have been consolidated. The purchase price was finally reduced to $16,337 as a result of contractually agreed adjustments. The following table summarizes the fair value of assets acquired and liabilities assumed for Margusa at the date of the acquisition:


       Net assets (liabilities) acquired
         Current assets                                                    2,365
         Current liabilities                                             (2,683)
         Property, plant and equipment                                     7,567
         Goodwill                                                         11,158
         Other long-term liabilities                                     (2,070)
                                                                   -------------
         Net assets acquired and purchase price                           16,337
                                                                   =============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.7    ACOMINAS

       COMMON CONTROL TRANSACTION DURING THE YEAR ENDED DECEMBER 31, 2003

       On November 28, 2003 Gerdau transferred all the assets and liabilities of its steel operations in Brazil to its subsidiary Aco Minas Gerais S.A. - Acominas ("Acominas") as a capital contribution. The other shareholders made no contributions and as a result Gerdau increased its ownership in voting and total shares of Acominas from 79% to 92%. The company was renamed Gerdau Acominas S.A. ("Gerdau Acominas").

       In accordance with SFAS 141, this transaction is defined as a common control transaction (because the transaction did not involve the acquisition of shares held by minority shareholders, but rather the issuance of new shares to the Company by Acominas) and is accounted for using the carrying value of assets and liabilities being transferred. The decrease in the minority interest in Acominas as the result of the increase in participation from 79% to 92% exceeds the increase in minority interest resulting from transferring net assets previously wholly owned to Acominas on which the Company has, as the result of the transaction, a 92% participation. The resulting net credit amounted to $130,034 and was allocated, considering deferred income tax effects, to reduce the carrying value of property, plant and equipment of Gerdau Acominas.

       BUSINESS COMBINATION DURING THE YEAR ENDED DECEMBER 31, 2002

       On February 13, 2002 and October 18, 2002 Gerdau acquired an additional 16% and 25%, respectively, of voting and total shares of Acominas. The acquisition in February 2002 increased the voting interest of Gerdau in Acominas to 54% and, since this acquisition date, the financial position, results of operations and cash flows have been consolidated in the results of Gerdau.

       The total purchase price, which was paid in cash, was $179,042 for the shares acquired in February 2002 and $226,730 for the shares acquired in October 2002. No goodwill resulted from the acquisitions. The excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at February and October 2002:

                                            FEBRUARY 2002     OCTOBER 2002
                                         -----------------   -------------

       Current assets                             313,023         246,176
       Property, plant and equipment            1,280,382       1,167,590
       Other assets                                79,962          73,312
       Current liabilities                      (363,771)       (298,894)
       Non-current liabilities                  (198,915)       (273,583)
                                         -----------------   -------------

       Net assets acquired                      1,110,681         914,601

       Percentage acquired                         16.12%          24.79%
                                         -----------------   -------------

       Purchase price                             179,042         226,730
                                         =================   =============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.8    DONA FRANCISCA ENERGETICA S.A.

       On December 24, 2002, Gerdau signed a contract to purchase 199,800,000 common shares of Dona Francisca, which represented 30% of the total number of shares. The payment for the purchase and the transfer of shares was made on January 10, 2003. With this purchase, Gerdau's ownership percentage of voting shares in Dona Francisca increased from 22% to 52%.

       In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

       The purchase price includes a fixed portion (R$20,000,000 or $5,725) and a variable portion that depends on the outcome of certain contingencies potentially payable to the Camara de Comercializacao de Energia Eletrica ("CCEE", formerly denominated "MAE" , the wholasele energy market). When a final determination is made in respect to the contingency involving the CCEE, Gerdau could be required to pay up to approximately R$33,000 in additional purchase price for the shares, which is considered contingent consideration for accounting purposes and will be recognized as an expense if the contingency is resolved unfavorably. As of December 31, 2004 the contingency was not yet resolved.

       The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.


       Current assets                                                    22,054
       Property plant and equipment                                      78,223
       Other assets                                                      29,590
       Current liabilities                                             (87,125)
                                                               -----------------

       Net assets acquired                                               42,742
                                                               -----------------

       Portion purchased - 30%                                           12,823
       Purchase price                                                     5,725
                                                               -----------------

       Excess of fair value of assets in relation
       to the purchase price allocated, to reduce
       the value of property, plant and equipment                          7,098
                                                               =================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.9    CO-STEEL

       On October 23, 2002, the Company and the Canadian steelmaker Co-Steel Inc. ("Co-Steel") combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group (as defined below) in exchange for shares of Co-Steel representing 74% of the shares of the combined entity. The Gerdau North America Group was comprised of the operations of Gerdau in Canada (the "Gerdau Canada Group" comprising the entities currently named Gerdau Ameristeel MRM Special Sections Inc, Gerdau Ameristeel Cambridge Inc and their subsidiaries and certain holding companies) and in the United States (comprising the entities currently named Gerdau Ameristeel US Inc., Ameristeel Bright Bar Inc. and one holding company).

       The name of Co-Steel was changed to Gerdau Ameristeel Corporation as part of the transaction. For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel on October 23, 2002 has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel since the Company, the original shareholder of the Gerdau North America Group, became the owner of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of operations of Co-Steel are consolidated from the date of the transaction. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition. No goodwill resulted from the acquisition.


       Current assets                                                    242,252
       Current liabilities                                             (130,345)
       Property, plant and equipment                                     389,915
       Other assets                                                        (177)
       Long-term debt                                                  (300,082)
       Other long-term liabilities                                      (81,386)
       Net deferred income taxes                                          15,768
                                                                  --------------
       Net assets acquired                                               135,945
                                                                  --------------
       Purchase consideration, representing  51,503,960
         Co-Steel shares at $2.51 per share                              129,275
       Plus transaction costs                                              6,670
                                                                  --------------
                                                                         135,945
                                                                  --------------

4.10   PRO-FORMA FINANCIAL DATA (UNAUDITED)

       The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the acquisition of North Star Steel and of Margusa had been completed as of January 1, 2003.

                                                           FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                        ------------------------
                                                            2004          2003
                                                        -----------    ---------
       Net Sales                                        7,702,434      5,126,779
       Net Income                                       1,281,143        518,874
       Earnings per share
           Common and preferred shares - Basic               2.89           1.17
           Common and preferred shares - Diluted             2.88           1.16

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


5  SHORT-TERM INVESTMENTS
                                                                                     2004             2003
                                                                                 --------------   --------------
         Investment funds                                                              115,838              132
         Investment funds administered by Banco Gerdau S.A. (related party)             80,479           45,020
         Debt securities                                                                85,352          121,947
         Equity securities                                                             122,843           69,038
                                                                                 --------------   --------------
                                                                                       404,512          236,137
                                                                                 ==============   ==============


6  TRADE ACCOUNTS RECEIVABLE, NET


                                                                                     2004             2003
                                                                                 --------------   --------------
         Trade accounts receivable                                                     869,020          493,333
         Less: allowance for doubtful accounts                                         (33,536)         (27,476)
                                                                                 --------------   --------------
                                                                                       835,484          465,857
                                                                                 ==============   ==============
7  INVENTORIES

                                                                                     2004             2003
                                                                                 --------------   --------------
         Finished products                                                             648,069          302,701
         Work in process                                                               255,862          111,718
         Raw materials                                                                 488,326          171,038
         Packaging and maintenance supplies                                            176,501          198,657
         Advances to suppliers of materials                                             25,360           13,847
                                                                                 --------------   --------------
                                                                                     1,594,118          797,961
                                                                                 ==============   ==============


8  TAX CREDITS

                                                                                     2004             2003
                                                                                 --------------   --------------
         Brazilian value-added tax on sales and services - ICMS                         36,747           30,677
         Brazilian excise tax - IPI                                                      1,246            2,201
         Brazilian withholding taxes                                                     3,080               40
         Brazilian tax for financing of social integration program - PIS                13,599            1,592
         Brasilian tax for social security financing - COFINS                           21,210                -
         Others                                                                             26            3,443
                                                                                 --------------   --------------
                                                                                        75,908           37,953
                                                                                 ==============   ==============





                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


9   BALANCES AND TRANSACTIONS WITH RELATED PARTIES
                                                               2004             2003
                                                              -------          ------
     Short-term investments
          Funds administered by Banco Gerdau (i) (Note 5)     80,479           45,020

      Other non-current assets
          Loans and advances to directors                        947            1,099
          Receivable from Sipar Aceros S.A.                        -            8,673
          Intercompany debt - MG                                 100                -
          Receivable from Fundacao Gerdau                        491            5,802

     Other current liabilities
          Intercompany debt - MG (ii)                              -            1,173
          Payable to Sipar Aceros S.A.                            74                -



(i) Banco Gerdau is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The fund's investments consist exclusively of time deposits in major Brazilian banks and treasury bills issued by the Brazilian government. Income earned on the Company's investment in the fund aggregated $18,941 in 2004, $13,265 in 2003 and $9,469 in 2002, representing average yields of 15.8%, 25.8% and 19.0%, respectively.

(ii) Loans from MG as of December 31, 2003 were denominated in Brazilian reais and bear interest at the average composite borrowing rate of the Conglomerate, determined on a monthly basis. Interest expense related to such loans aggregated $95 in 2003 and $39 in 2002, representing average effective rates of 20.3% and 23.0 %, respectively.

       In addition , INDAC - Industria, Administracao e Comercio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt assumed by the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2004 amounted to $435,734 (2003 - $255,206).

       The Company also paid a fee to Grupo Gerdau Empreendimentos Ltd., an affiliate holding company controlled by the Gerdau family, amounting to $226 (2003 - $195) for the use of the Gerdau name.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


10   PROPERTY, PLANT AND EQUIPMENT, NET

                                                     2004             2003
                                                -------------   --------------
       Buildings and improvements                    899,419          913,625
       Machinery and equipment                     2,797,614        2,166,415
       Vehicles                                       14,174           11,567
       Furniture and fixtures                         35,803           23,602
       Other                                          96,386          148,921
                                              --------------   --------------
                                                   3,843,396        3,264,130
             Less: Accumulated depreciation       (1,649,743)      (1,385,604)
                                              --------------   --------------
                                                   2,193,653        1,878,526
       Land                                          222,534          219,887
       Construction in progress                      374,014          205,745
                                                --------------   --------------
Total                                              2,790,201        2,304,158
                                                ==============   ==============

       Construction in progress as of December 31, 2004 represents principally renewals and improvements in the manufacturing facilities of Gerdau and Gerdau Acominas in Brazil. The Company capitalized interest on construction in progress in the amount of $12,157 in 2004, $7,112 in 2003 and $10,370 in 2002.

       As of December 31, 2004, machinery and equipment with a net book value of $259,205 (2003 - $ 186,807) was pledged as collateral for certain long-term debt.


11     EQUITY INVESTMENTS

                                                     2004             2003
                                                -------------   --------------

       Joint-ventures in the United States           177,795          118,630
       Sipar Aceros S.A.                               9,368            6,265
       Armacero Industrial y Comercial Ltda.           3,206            1,739
       Dona Francisca Energetica S.A.                 17,398           12,638
                                                    ---------     ------------
                                                     207,767          139,272
                                                    =========     ============

       The Company's main equity investment are in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, which are 50% joint ventures in the United States. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings have been included in these consolidated financial statements.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The following table sets forth selected data for the Company's joint ventures in the United States:

                                                          2004            2003
                                                        ---------       -------
       BALANCE SHEET
         Current assets                                  128,004         53,137
         Property, plant and equipment , net             132,472        124,144
         Current liabilities                              27,517         23,224
         Long-term debt                                    1,709          4,259
       STATEMENT OF INCOME
         Sales                                           465,493        224,179
         Operating income                                142,429          9,685
         Income before income taxes                      142,538          9,440
         Net Income                                      141,474          7,667

12     GOODWILL


                                                    2004                             2003                          2002
                                    ------------------------------------   ---------------------------   ---------------------------
                                     LONG     NORTH     SOUTH               NORTH     SOUTH               NORTH     SOUTH
                                    BRAZIL   AMERICA   AMERICA    TOTAL    AMERICA   AMERICA    TOTAL    AMERICA   AMERICA    TOTAL
                                    ------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Balance at the beginning of the
   year                                 --   116,564     2,967   119,531   114,374     2,452   116,826   114,374        --   114,374

Goodwill arising on acquisition
   of Armacero Industrial y
     Comercial Ltda                     --        --        --        --        --        --        --     2,452     2,452
   Gate City and RJ Rebar, Inc.
     (Note 4.2)                         --     4,748        --     4,748        --        --        --        --        --        --
   Potter Form & Tie Co
     (Note 4.4)                         --     1,351        --     1,351        --        --        --        --        --        --
   Minority interest of Ameristeel      --        --        --        --     2,190        --     2,190        --        --        --
     Corporation (Note 4.5)
   Maranhao Gusa S.A. Margusa
     (Note 4.6)                     11,158        --    11,158        --        --        --        --        --        --
   Other aquisitions                    --        --     3,075     3,075        --        --        --        --        --        --
   Effect of exchange rate on
     goodwill of operations in
     South America                      --        --     1,600     1,600        --       515       515        --        --        --
                                    ------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Balance at the end of the year      11,158   122,663     7,642   141,463   116,564     2,967   119,531   114,374     2,452   116,826
                                    ======   =======   =======   =======   =======   =======   =======   =======   =======   =======


       Goodwill as of the beginning of the year ended December 31, 2002 in North America corresponds to goodwill on the acquisition of Ameristeel Corporation in 1998.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

13     ACCRUED PENSION AND OTHER POST-RETIREMENT BENEFITS OBLIGATION

13.1   SUMMARY OF AMOUNTS RECOGNIZED IN THE BALANCE SHEET

       The amounts recognized in the balance sheets are as follows:

                                                                          2004      2003
                                                                        -------   -------
NON-CURRENT LIABILITIES
  Brazilian pension obligation (Gerdau plan)                             12,751    15,681
  North American pension obligation                                      58,092    56,322
  North American obligation other than pension                           49,082    36,676
                                                                        -------   -------
  Accrued liability related to pension and other benefit obligation     119,925   108,679
                                                                        =======   =======

NON-CURRENT ASSETS
  Prepaid pension cost for the Brazilian plans (Gerdau Acominas plan)    53,276    35,253
                                                                        =======   =======



13.2   PENSION PLANS

       The Company and other related companies in the Conglomerate co-sponsor pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil, including Gerdau Acominas as from its consolidation. The Brazilian Plans consist of a plan for the former employees of Acominas and its subsidiaries ("Gerdau Acominas Plan") and another plan for the employees of its other operations in Brazil ("Gerdau Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

       Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees' compensation and totaled $960 in 2004, $697 in 2003 and $634 in 2002. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $3,400, $2,600 and $10,100 in 2004, 2003 and 2002, respectively.

       BRAZILIAN PLANS

       Net periodic pension cost relating to the defined benefit component of the Brazilian Plans was as follows:

                                                                2004              2003            2002
                                                             ---------          -------        --------
       Service cost                                              6,938            5,374           4,867
       Interest cost                                            22,341           16,057          14,181
       Expected return on plan assets                          (35,542)         (21,712)        (17,825)
       Plan participants' contributions                         (1,778)          (1,375)         (1,001)
       Amortization of unrecognized gains and losses, net       (2,434)          (1,569)         (1,142)
       Amortization of prior service cost                          293              941             294
       Amortization of unrecognized transition benefit            (299)            (284)            398
                                                             ---------          -------        --------
       Net pension benefit                                     (10,581)          (2,568)           (228)
                                                             =========          =======        ========

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The funded status of the defined benefit components of the Brazilian Plans was as follows:


                                                                       2004            2003
                                                                  -----------       ---------
       Plan assets at fair value                                      372,043         291,120
       Projected benefit obligation                                   253,593         198,789
                                                                  -----------       ---------
       Funded status                                                  118,450          92,331

       Unrecognized net transition benefit                             (2,307)         (2,422)
       Unrecognized prior service cost                                  7,515           3,566
       Unrecognized net gains                                         (83,133)        (73,903)
                                                                  -----------       ---------
       Amounts recognized in the balance sheet, net                    40,525          19,572
                                                                  ===========       =========

       Additional information required by SFAS 132

                                                                       2004            2003
                                                                  -----------       ---------
       Change in benefit obligation
       Benefit obligation at the beginning of the year                198,789         135,455
       Service cost                                                     6,838           5,374
       Interest cost                                                   22,341          16,057
       Actuarial loss                                                   7,235          14,678
       Benefits paid                                                   (6,144)         (4,997)
       Plan amendments (a)                                              3,957               -
       Effect of exchange rate changes                                 20,577          32,222
                                                                  -----------       ---------
       Benefit obligation at the end of the year                      253,593         198,789
                                                                  -----------       ---------

                                                                      2004             2003
                                                                  -----------       ---------
       Change in plan assets
       Fair value of plan assets at the beginning of the year         291,120         184,850
       Actual return on plan assets                                    51,280          61,345
       Employer contributions                                           4,447           3,360
       Plan participants' contributions                                 1,778           1,375
       Benefits paid                                                   (6,144)         (4,997)
       Effect of exchange rate changes                                 29,562          45,187
                                                                  -----------       ---------
       Fair value of plan assets at the end of the year               372,043         291,120
                                                                  -----------       ---------

       Expected benefit payments
       2005                                                                             7,836
       2006                                                                             9,756
       2007                                                                            11,107
       2008                                                                            12,498
       2009                                                                            13,925
       2010 - 2014                                                                    100,807


       (a) During 2004 amendments were introduced to the terms of the Gerdau Plan which include deferred benefits proportional to time of service, modification of withdrawal provisions, pension benefits in case of death as result of labor accidents, and changes in minimum benefits. The effect of the amendments was deferred and is being recognized

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       as part of the pension benefit costs during the expected average future service time of the participants (approximately 16 years).

       The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 5% (6% for the year ended December 31, 2002).

       Assumptions used to determine benefit obligations (in % per year):

                                                                                          2004              2003
                                                                                    ---------------   ---------------
      Discount rate                                                                      11.30%            11.30%
      Rate of increase in compensation                                               8.68% - 9.20%     8.68% - 9.20%


       Assumptions used to determine net periodic benefit cost for the year (in % per year):

                                                                        2004              2003              2002
                                                                   ---------------   ---------------   ---------------
      Weighted-average discount rate                                   11.30%            10.25%            10.30%
      Rate of increase in compensation                             8.68% - 9.20%         9.20%             8.68%
      Long-term rate of return on plan assets                          12.35%            10.25%            9.73%


       The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories' returns are based on long term macroeconomic scenarios.

       Brazilian Plan assets as of December 31, 2004 include shares of Gerdau Acominas and of Gerdau in the amounts of $15,983 and $18,596, respectively (2003 - $14,684 and $13,197, respectively) and shares of Metalurgica Gerdau S.A of $15,433 (2003 - $7,041).

       The Brazilian Plans are managed by Gerdau - Sociedade de Previdencia Privada ("Gerdau Plan") and Fundacao Acominas de Seguridade Social - Acos ("Gerdau Acominas Plan"). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2005, by asset category, are as follows:

                                                             GERDAU PLAN                     GERDAU ACOMINAS PLAN
                                                 ---------------------------------   ---------------------------------
                                                       2004              2003              2004              2003
                                                 ---------------   ---------------   ---------------   ---------------
      Accumulated benefit obligation                     36,491            26,793           164,028           129,749

      ALLOCATION OF ASSETS BY CATEGORY
      AS OF DECEMBER 31
      Equity Securities                                  45.00%            40.96%            13.26%            12.84%
      Fixed income                                       55.00%            59.04%            81.94%            82.07%
      Real estate                                             -                 -             3.29%             3.84%
      Loans                                                   -                 -             1.51%             1.25%
                                                 ---------------   ---------------   ---------------   ---------------
      Total                                             100.00%           100.00%           100.00%           100.00%
                                                 ===============   ===============   ===============   ===============


                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                                          GERDAU
                                                       GERDAU            ACOMINAS
                                                         PLAN                PLAN
                                                  --------------   ---------------
      TARGET ALLOCATION OF ASSETS FOR 2005
      Equity securities                                       -            15.00%
      Fixed Income                                       55.00%            80.50%
      Real estate                                        45.00%             2.90%
      Loans                                                   -             1.60%
                                                  --------------   ---------------
      Total                                             100.00%           100.00%
                                                  ==============   ===============



       The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil's sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%. The 2005 expected return for this asset mix is 12.35%. The expected employer contributions for 2005 are $689.

       The Gerdau Acominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 57% to 100%, equities 0% to 35%, real estate allocation 0% to 5% and loans 0% to 5%. The expected employer contributions for 2005 are $4,679.

       The measurement date for the Gerdau Plan is December 31 and for the Gerdau Acominas Plan is November 30.

       NORTH AMERICAN PLANS

       The components of net periodic pension cost for the North American Plans are as follows:


                                                                   2004               2003             2002
                                                               --------------   --------------   --------------
      Service cost                                                    10,980            8,027            5,606
      Interest cost                                                   22,274           20,831           12,830
      Expected return on plan assets                                 (20,975)         (18,683)         (13,536)
      Amortization of transition liability                               174              162                -
      Amortization of prior service cost                                 293              461              388
      Amortization of unrecognized gains and losses, net               2,214              957                4
      Settlement loss                                                      -              140                -
                                                               --------------   --------------   --------------
      Net pension expense                                             14,960           11,895            5,292
                                                               ==============   ==============   ==============
      The funded status



       Settlement losses were recognized in the prior year due to payments to former employees under the former Co-Steel plans.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       The funded status of the North American Plans is as follows:

                                                                      2004             2003
                                                               --------------   --------------
      Plan assets at fair value                                      322,719          278,243
      Projected benefit obligation                                   416,634          359,568
                                                               --------------   --------------
      Funded status                                                  (93,915)         (81,325)
      Unrecognized prior service cost                                  5,962            2,673
      Unrecognized transition liability                                1,857            1,905
      Unrecognized net gains and losses                               52,610           39,067
      Additional minimum liability                                   (24,606)         (18,642)
                                                               --------------   --------------
      Accrued pension liability recognized in the balance sheet      (58,092)         (56,322)
                                                               ==============   ==============

      Additional information required by SFAS No 132

                                                                     2004             2003
                                                               --------------   --------------
      Change in benefit obligation
            Benefit obligation at the beginning of the year          359,568          301,352
            Service cost                                              10,980            8,027
            Interest cost                                             22,274           20,831
            Amendments                                                 3,149                -
            Actuarial loss                                            25,193           11,248
            Benefits paid                                            (19,381)         (14,918)
            Settlement loss                                                -              275
            Foreign exchange loss                                     14,851           32,753
                                                               --------------   --------------
           Benefit obligation at the end of the year                 416,634          359,568
                                                               --------------   --------------

                                                                     2004             2003
                                                               --------------   --------------
      Change in plan assets
      Plan assets at the beginning of the year                       278,243          206,070
      Employer contributions                                          20,815           18,470
      Benefits paid                                                  (19,381)         (14,918)
      Actual return on assets                                         30,509           42,448
      Foreign exchange gain                                           12,533           26,173
                                                               --------------   --------------
      Plan assets at the end of the year                             322,719          278,243
                                                               --------------   --------------

       The North American Plans were impacted by amendments that enhanced benefits paid. This cost was deferred and will be recognized during the average future service time of the participants

      Expected benefit payments
      2005                                                                             17,374
      2006                                                                             17,867
      2007                                                                             18,539
      2008                                                                             19,539
      2009                                                                             20,673
      2010 - 2014                                                                     125,884


                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       Assumptions used in accounting for the North American Plans were:

       Assumptions used to determine benefit obligations:

                                                                                     2004               2003
                                                                               -----------------  -----------------
        Discount rate                                                           5.75% - 6.00%      6.25% - 6.50%
        Rate of increase in compensation                                        2.50% - 4.25%      4.30% - 4.50%


       Weighted-average assumptions used to determine net periodic benefit costs for the year:

                                                                 2004                2003               2002
                                                           -----------------   -----------------  -----------------
        Weighted-average discount rate                      6.25% - 6.50%       6.50% - 6.75%      7.00% - 7.30%
        Rate of increase in compensation                    2.50% - 4.50%       2.50% - 4.50%      2.50% - 4.50%
        Long-term rate of return on plan assets             7.25% - 8.40%       7.25% - 8.40%      7.50% - 9.30%


       The pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows.


        ASSET CATEGORY
                                                                                     2004               2003
                                                                               -----------------  -----------------
        Equity securities                                                                67.30%             70.40%
        Debt securities                                                                  26.50%             23.90%
        Real estate                                                                       2.70%              0.50%
        Other                                                                             3.50%              5.20%
                                                                               -----------------  -----------------
        Total                                                                           100.00%            100.00%
                                                                               =================  =================



       Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

       The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% to 85% in equity securities, 20% to 35% in debt securities and 0% to 10% in real estate and other.

       The Company expects to contribute $20,700 to its pension plans in 2005.

       The measurement date for the North America Plans is December 31.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

13.3   OTHER POST-RETIREMENT BENEFITS

       The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

       The components of net periodic pension cost for the post-retirement health benefits are as follows:

                                                                          2004             2003            2002
                                                                      --------------   --------------   ------------
    Service cost                                                              1,133              880            341
    Interest cost                                                             2,153            2,247            876
    Amoritzation of prior service cost                                         (212)               -              -
    Recognized actuarial loss                                                    30                -              -
                                                                      --------------   --------------   ------------
    Net post-retirement health expense                                        3,104            3,127          1,217
                                                                      ==============   ==============   ============


       The following sets forth the funded status of the post-retirement health benefits:

                                                                                           2004            2003
                                                                                       --------------   ------------
    Plan assets at fair value                                                                      -              -
    Projected benefit obligation                                                              49,186         38,554
                                                                                       --------------   ------------
    Funded status                                                                            (49,186)       (38,554)
    Unrecognized prior service cost                                                           (2,948)             -
    Unrecognized net gains and losses                                                          3,052          1,878
                                                                                       --------------   ------------
    Accrued post-retirement health benefits recognized in the balance sheet                  (49,082)       (36,676)
                                                                                       ==============   ============

       Additional information required for post-retirement health benefits is as follows:

                                                                                           2004            2003
                                                                                       --------------   ------------
    Change in the projected benefit obligation
         Projected benefit obligation at the beginning of the year                            38,554         31,978
          Aquisition of North Star                                                             8,716              -
          Service cost                                                                         1,133            880
          Benefits paid                                                                       (2,501)        (2,260)
          Interest cost                                                                        2,153          2,247
          Plan participants' contributions                                                       732            648
          Foreign exchange loss                                                                1,766          3,874
          Amendments                                                                          (3,161)             -
          Actuarial loss                                                                       1,794          1,187
                                                                                       --------------   ------------
          Projected benefit obligation at the end of the year                                 49,186         38,554
                                                                                       ==============   ============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------



    Change in plan assets                                                                  2004            2003
                                                                                       --------------   ------------
         Plan assets at the beginning of the year                                                  -              -
         Employer contribution                                                                 1,769          1,612
         Plan participants' contributions                                                        732            648
         Benefits and administrative expenses paid                                            (2,501)        (2,260)
                                                                                       --------------   ------------
         Plan assets at the end of the year                                                        -              -
                                                                                       ==============   ============

    Expected benefit payments
    2005                                                                                                      1,882
    2006                                                                                                      2,039
    2007                                                                                                      2,179
    2008                                                                                                      2,338
    2009                                                                                                      2,482
    2010 - 2014                                                                                              15,233

         Assumptions used in the accounting for the post-retirement health benefits were:

                                                                                        2004                 2003
                                                                                 -------------------  -----------------
         Health care - trend rate assumed for following year                      9.50% - 13.00%       9.00% - 10.00%
         Health care - Rate to which the cost is assumed to decline
          (ultimate trend rate)                                                   4.50% - 5.50%             5.50%
         Year that the rate reaches the ultimate trend rate                        2010 - 2013              2008


       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                1 PERCENTAGE             1 RPERCENTAGE
                                                                                   POINT IN              POINT DECREASE
                                                                                ---------------------------------------
         Effect on total of service and interest cost                                  383                    (308)
         Effect on postretirement benefit obligation                                 6,052                  (4,900)



14     SHORT-TERM DEBT

       Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with interest rates ranging from 3.77% p.a. to 10.50% p.a. (2003- 1.36% to 11.13% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

15     LONG-TERM DEBT AND DEBENTURES

       Long-term debt consisted of the following as of December 31:


                                                                    ANNUAL INTEREST RATE
                                                                      AT DECEMBER 31,
                                                                             2004                 2004            2003
                                                                    -----------------------    ---------        ---------
LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED
  IN BRAZILIAN REAIS
Working capital                                                             3.40%                 10,629            1,319
Financing for machinery                                              TJLP + 3.0% to 3.5%         239,349          208,651

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN
CURRENCIES (a) Long-term debt of Gerdau, Gerdau Acominas and
Gerdau Aza S.A.
Working capital (US$)                                                   Libor + 3.8%               3,973          270,034
Financing for machinery and others (US$)                               3.09% to 5.71%            233,531          205,107
Export Receivables Notes by Gerdau Acominas (US$)                     7.321% and 7.37%           236,553          104,971
Advances on exports (US$)                                                   2.95%                290,115           63,842
Working capital (Chilean pesos)                                      Chilean banking rate -        6,124           10,367
                                                                          TAB + 1.15%
Financing for machinery (Chilean pesos)                              Chilean banking rate -       12,370           20,212
                                                                          TAB + 1.15%
Financing for investments (US$)                                         Libor + 1.40%             68,920                -
(b) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)                         10.375%               397,986          397,271
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)              5.75%                     27          135,027
Industrial Revenue Bonds (US$)                                         1.74% to 6.38%             31,600           27,400
Other                                                                  3.75% to 5.25%              9,633            7,138
                                                                                               ---------        ---------
                                                                                               1,540,810        1,451,339
Less: Current portion                                                                           (260,294)        (318,910)
                                                                                               ---------        ---------
Long-term debt, excluding debentures, less current portion                                     1,280,516        1,132,429
                                                                                               =========        =========


Long-term debt matures in the following years:

2006                                                                                                              195,030
2007                                                                                                              208,606
2008                                                                                                              209,036
2009                                                                                                              117,894
2010                                                                                                               75,300
After 2010                                                                                                        474,650
                                                                                                                ---------
                                                                                                                1,280,516
                                                                                                                =========

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN BRAZILIAN REAIS

       Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis.

       LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN FOREIGN CURRENCIES

       (A) GERDAU, GERDAU ACOMINAS AND GERDAU AZA S.A.

       The debt agreements entered into by Gerdau Acominas contain covenants that require the maintenance of certain ratios, as calculated in accordance with its financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2004, the Company was in compliance with all of its debt covenants.

       On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Acominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

       (B) GERDAU AMERISTEEL DEBT

       On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2004, there was $27 thousand drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295,000 was available under the Senior Secured Credit Facility.

       The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2004, Gerdau Ameristeel was in compliance with all of its debt covenants.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       DEBENTURES

       Debentures include five outstanding issuances of Gerdau and a convertible debentures of Gerdau Ameristeel as follows:

                                                          ISSUANCE       MATURITY            2004            2003
                                                          --------       --------          -------          -------
DEBENTURES, DENOMINATED IN BRAZILIAN REAIS
Third series                                                1982           2011             58,916           25,442
Seventh series                                              1982           2012             45,610            7,486
Eighth series                                               1982           2013             54,957           28,924
Ninth series                                                1983           2014             64,404           10,358
Eleventh series                                             1990           2020             36,991            6,662

DEBENTURES, DENOMINATED IN CANADIAN DOLLARS
Gerdau Ameristeel's convertible debentures                  1997           2007             87,635           78,230
                                                                                           -------          -------

                                                                                           348,513          157,102
Less:  Debentures held by consolidated companies
        eliminated on consolidation                                                         (2,645)            (634)
                                                                                           -------          -------
Total                                                                                      345,868          156,468
Less: current portion (presented under Other current
liabilities in the consolidated balance sheet)                                              (1,125)          (1,048)
                                                                                           -------          -------
Total debentures - long-term                                                               344,743          155,420
                                                                                           =======          =======



       (A) DEBENTURES ISSUED BY GERDAU

       Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 16.17% and 23.25% during the years ended December 31, 2004 and 2003, respectively.

       (B) DEBENTURES ISSUED BY GERDAU AMERISTEEL CORP.

       The unsecured subordinated convertible debentures issued by Gerdau Ameristeel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau Ameristeel Corp. at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if Common Shares are issued in a customary offering. The debentures are redeemable at the option of Gerdau Ameristeel Corp. at par plus accrued interest. Gerdau Ameristeel Corp. has the right to settle the principal amount through the issuance of Common Shares based on their market value at the time of redemption.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

16     COMMITMENTS AND CONTINGENCIES

16.1   TAX AND LEGAL CONTINGENCIES

       The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2004, although it may have a significant effect on future results of operations or cash flows.

       The following table summarizes the contingent claims and related judicial deposits:


                                 CONTINGENCIES              JUDICIAL DEPOSITS
                           ---------------------------  --------------------------
Claims                        2004           2003          2004          2003
-----------------------    ------------   ------------  ------------  ------------
Tax                             66,237         89,424        34,326        62,140
Labor                           18,676         10,248         7,773         3,546
Other                            2,805          2,388           455           435
                           ------------   ------------  ------------  ------------
                                87,718        102,060        42,554        66,121
                           ============   ============  ============  ============



       PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

       All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided.

       o Of the total provision, $19,008 relates to a contingency for compulsory loans to Eletrobras, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the tax payers. In relation to the Company's proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to "compulsory loans" taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobras, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the shares of Eletrobras are valued at substantially less than its equity value.

       o $2,599 related to the unconstitutionality of the Social Investment Fund ("Fundo de Investimento Social" --FINSOCIAL). Although the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

       o $6,517 related to amounts for State Value Added Tax ("Imposto Sobre Circulacao de Mercadorias e Servicos" - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

       o $2,763 related to Social Contribution on Net Income ("Contribuicao Social Sobre o Lucro") (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts. Considering the negative outcome of similar cases of other companies seeking the right to pay CSSL after full offset of tax loss carryforwards rather than having that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           transfer amounts previously deposited in court for $32,908 (of which $20,983 were deposited during the 2004) to the tax authorities as payment of CSSL that would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer, the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposited during the quarter ended September 2004 to the tax authorities as a tax payment. Gerdau Acominas has not withdrawn the lawsuit and, if successful, it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that the probability of success is remote.

       o $7,532 related to Corporate Income Tax ("Imposto Renda de Pessoa Juridica - IRPJ), for which administrative appeals have been filed. Considering the negative outcome of similar cases of other companies seeking the right to pay IRPJ after full offset of tax loss carryforwards rather than having that offset limited to 30% of taxable income, the subsidiary Gerdau Acominas S.A. decided to transfer amounts previously deposited in court for $85,679 (of which $54,869 were deposited during 2004) to the tax authorities as payment of the income tax that would be payable limiting the offset of tax loss carryforwards to 30%. As result of such transfer the Company settled the tax contingency previously recorded with the amounts previously deposited in court and transferred the amounts deposited during the quarter ended September 2004 to the tax authorities as a tax payment. Gerdau Acominas has not withdrawn the lawsuit and, if successful, it would have the right to be reimbursed or receive a tax credit for the amounts currently paid. Management believes that probability of success is remote.

       o $9,381 on contributions due to the social security authorities which correspond to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Institutio Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Acominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Acominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

       o $717 related to contributions for the Social Integration Program ("Programa de Integracao Social" - PIS) and $2,613 related to Social Contribution on Revenues ("Contribuicao para o Financiamento da Seguridade Social" - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

       o $443 related to a lawsuit brought by the subsidiary Gerdau Acominas regarding the Government Severance Indemnity Fund surcharges ("Fundo de Garantia por Tempo de Servico" - FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

       o $9,630 related to the Emergency Capacity Charge ("Encargo de Capacidade Emergencial" - ECE), as well as $4,911 related to the Extraordinary Tariff Recomposition ("Recomposicao Tarifaria Extraordinaria - RTE), which are charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       o $123 related to other processes of a tax nature, most of which is deposited in court.

       POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

       There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

       o The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $12,375. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable , because products for export are exempted from ICMS.

       o The Company and its subsidiary Gerdau Acominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $94,086 The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

       o The Federal Revenue Secretariat claims an amount of $25,780 related to transactions carried out by the subsidiary Gerdau Acominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax assessment has not been finally confirmed, and considering that the arrangement that generated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

       UNRECOGNIZED CONTINGENT TAX ASSETS

       Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

       o Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $10,013 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2005 or in the next following years.

       o The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes unduly paid. The Company believes that the amount under discussion totals $31,738.

           The Company and its subsidiary Gerdau Acominas S.A. received a final non appealable favorable decision by the court and recognized a tax credit for $43,528 and a gain which is presented as a tax recovery under "Other operating income (expenses), net" in the statement of income. The tax credits recognized were used to pay income taxes, and PIS and COFINS taxes.

       o The Company and its subsidiary Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa - Maranhao Gusa S.A. have filed

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Acominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Acominas S.A. was issued and has been appealed by Gerdau Acominas S.A.. The Company estimates a credit in the amount of $148,433.

       LABOR CONTINGENCIES

       The Company is also defending labor proceedings, for which there is a provision as of December 31, 2004 of $18,676. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2004, totaled $7,773.

       OTHER CONTINGENCIES

       The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $2,805 for these claims. Escrow deposits related to these contingencies, at December 31, 2004, amount to $455. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

       o An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of Sao Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law - ("Secretaria de Direito Economico"- SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring ("Secretaria de Acompanhamento Economico" - SEAE). The process is pending evaluation by the Administrative Council for Economic Defense
           - ("Conselho Administrativo de Defesa Economica" - CADE), which will decide the matter.

           Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve.

           The investigations of SDE did not comply with the legal due process and representatives of this agency oriented some of the witnesses that testified in the process. In addition, the SDE report opinion was issued before Gerdau S.A. had a chance to reply to the closing arguments, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

           The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect the decision in the administrative system, based on the conclusions presented by antitrust authorities until now. Gerdau S.A. has pointed out and tried to defeat all these irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

           Due to the facts exposed above, no provision was set up for this case. According to Brazilian legislation, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1% of gross sales revenue.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       o There is a civil lawsuit filed against Gerdau Acominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2004, was approximately $13,944. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Acominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

       INSURANCE CLAIM

       A civil lawsuit was filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $12,953 which was deposited in court to settle an insurance claim made by Gerdau Acominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul America) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After this pleading, Sul America claimed fault in the bank's representation, and this matter is therefore already settled, which resulted collection by Gerdau Acominas in December 2004 of the amount deposited bu the insurer. The process is expected to enter in the expert evidence phase, mainly for determine of the amount finally due.

       The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $23,357 during 2002.

       In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $41,441, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company's appeal, although they were not accounted for. Considering the litigation initiated in August 2003 by the insurers, the Company reduced the amount of the receivable to the amount proposed by the insurers to settle the indemnification (deposited by the insurer in court).

       Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

16.2   ENVIRONMENTAL LIABILITIES

       As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residue from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust in the United States and Canada is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations in the United States and Canada. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

       In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16,000 (including $3,600 assumed in the North Star acquisition) and $13,600 as of December 31, 2004 and 2003, respectively. Of the costs recorded as a liability at December 31, 2004, the Company expects to pay approximately $3,300 within the year ended December 31, 2005. Included in the amounts outstanding is $8,600 on recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of Co-Steel Inc. in certain jurisdictions in which Co-Steel Inc. operated.

       Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

       In April 2001, the Company was notified by the Environmental Protection Agency (EPA) of an investigation that identified the Company as a potential responsible party (PRP) at a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, operated last by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit with the Company named as a defendant. The Company is in this action because of EAF dust allegedly shipped by the Company to this property in 1978. In 2003, the EPA offered a settlement to the named PRP's totaling $15,500, under which the Company's allocation was approximately $1,800. The Company did not accept the settlement and objected to its inclusion as a PRP, has asserted defenses and is pursuing legal alternatives, including adding a larger third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement with the EPA indicating a settlement range of $8,000 to $10,000. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, the ultimate exposure is not estimable.

       The Company is not aware of any environmental remediation cost or liability in relation to its operations outside United States and Canada.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       OTHER CLAIMS

       In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

       OTHER COMMITMENTS

       The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.


16.3   OPERATING LEASES

       The Company leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

YEAR ENDING DECEMBER 31,                                             AMOUNT
                                                                 ---------------
2005                                                                     14,530
2006                                                                     10,276
2007                                                                      8,610
2008                                                                      7,300
2009                                                                      5,883
Thereafter                                                               30,042
                                                                 ---------------
                                                                          76,641
                                                                 ===============

       Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

       Rent expense related to operating leases was $19,800 and $19,200 for the years ended December 31, 2004 and 2003, respectively.

16.4   VENDOR FINANCING

       Gerdau Acominas S.A. provides guarantees to Banco Gerdau S.A. for financing sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2004, customer guarantees provided by the company totaled $25,670. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG, this guarantee is not covered by the recognition requirements of FASB Interpretation No 45 ("FIN 45").

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17     SHAREHOLDERS' EQUITY

17.1   SHARE CAPITAL

       As of December 31, 2004, 102,936,448 shares of Common stock and 193,771,574 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

       The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held, which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

       At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled.

       At December 31, 2004, the Company held in treasury 1,573,200 preferred shares at a cost of $15,256 (December 31, 2003 - 690,000 preferred shares at a cost of $5,920).

       At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

       The following sets forth the changes in the number of the Gerdau's shares from January 1, 2002 through December 31, 2004:

                                                       COMMON               PREFERRED       TREASURY STOCK -
                                                       SHARES                 SHARES          PREFERRED
                                                  ------------------   ---------------------------------------

Balances as of January 1, 2002                       39,382,020,386       74,109,685,986                    -
Acquisition of treasury stock                                     -                    -          318,017,301
Sale of treasury stock                                            -                    -         (318,017,301)
Shares issued on conversion of debentures               208,921,397          417,842,794                    -
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2002                     39,590,941,783       74,527,528,780                    -
Shares issued in regards to share bonus              11,877,282,535       22,358,258,634                    -
Effect of reverse 1,000 for 1 stock split           (51,416,756,094)     (96,788,901,627)                   -
Acquisition of treasury stock                                     -                    -              345,000
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2003                         51,468,224           96,885,787              345,000
Shares issued in regards to share bonus                  51,468,224           96,885,787              345,000
Acquisition of treasury stock                                     -                    -              883,200
                                                  ------------------   ------------------   ------------------

Balances as of December 31, 2004                        102,936,448          193,771,574            1,573,200
                                                  ==================   ==================   ==================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17.2   LEGAL RESERVE

       Under Brazilian law, Gerdau is required to transfer up to 5% of annual net income, determined in accordance with Brazilian Corporate Law and based on the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

17.3   STATUTORY RESERVE

       The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro - Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

       On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve was capitalized by resolution adopted in the shareholders meeting held that day.

       On April 30, 2003 an amount of R$ 400,536 thousand (equivalent to $138,642 at the exchange rate of April 30, 2003) recorded as of December 31, 2002 as part of the statutory reserve was capitalized by resolution adopted in the shareholders meeting held that day.

17.4   DIVIDENDS

       Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2004, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $715,746 (translated at the year-end exchange rate).

       Aggregate dividends (which consisted mainly of interest on equity) declared by Gerdau are as follows:

                                   2004             2003             2002
                               --------------   --------------   --------------
Common shares                         67,725           40,917           26,948
Preferred shares                     126,453           76,900           50,730
                               --------------   --------------   --------------
Total                                194,178          117,817           77,678
                               ==============   ==============   ==============

18     ACCOUNTING FOR INCOME TAXES

18.1   ANALYSIS OF INCOME TAX EXPENSE

       Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


                                               2004             2003            2002
                                      --------------   --------------  --------------
Current tax (benefit) expense:
Brazil                                      214,050           95,815          37,245
United States                               101,381              700          (8,255)
Canada                                        1,216              713          (2,890)
Other countries                              12,582           (9,416)            965
                                      --------------   --------------  --------------
                                            329,229           87,812          27,065
                                      --------------   --------------  --------------
DEFERRED TAX (BENEFIT) EXPENSE:
Brazil                                       61,050          (99,569)        (32,971)
United States                                (4,870)         (28,067)          9,598
Canada                                       12,333          (13,014)            830
Other Countries                               8,938           18,725           2,036
                                      --------------   --------------  --------------
                                             77,451         (121,925)        (20,507)
                                      --------------   --------------  --------------
INCOME TAX (BENEFIT) EXPENSE                406,680          (34,113)          6,558
                                      ==============   ==============  ==============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

18.2   INCOME TAX RECONCILIATION

       A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

                                                                     2004            2003             2002
                                                                 --------------  --------------   --------------
Income before taxes and minority interest                            1,722,065         525,674          228,718
Brazilian composite statutory income tax rate                              34%             34%              34%
                                                                 --------------  --------------   --------------
Income tax at Brazilian income tax rate                                585,502         178,729           77,764
Reconciling items:
  Foreign income having different statutory rates                        8,266         (25,845)          (5,448)
      Non-deductible expenses net of non-taxable income                 (2,717)         (6,593)         (17,560)
      Reversal of valuation allowance                                 (120,317)       (137,333)         (12,939)
      Defered tax asset valuation adjustment                           (48,563)              -                -
  Benefit of deductible interest on equity paid to shareholders        (37,866)        (40,058)         (31,001)
  Other, net                                                            22,375          (3,013)          (4,258)
                                                                 --------------  --------------   --------------
Income tax (benefit) / expense                                         406,680         (34,113)           6,558
                                                                 ==============  ==============   ==============


18.3   TAX RATES

       Tax rates in the principal geographical areas in which the Company operates were as follows:


                                                             2004            2003             2002
                                                        ---------------  --------------   --------------
Brazil
Federal income tax                                              25.00%          25.00%           25.00%
Social contribution                                              9.00%           9.00%            9.00%
                                                        ---------------  --------------   --------------
Composite federal income tax rate                               34.00%          34.00%           34.00%
                                                        ===============  ==============   ==============

UNITED STATES
Composite federal and state income tax (approximate)            39.00%          40.00%           40.00%
                                                        ===============  ==============   ==============

CANADA
Federal income tax                                              22.12%          22.12%           21.84%
Provincial rate (approximate)                                   12.00%          13.50%           15.16%
                                                        ---------------  --------------   --------------
Composite income tax rate                                       34.12%          35.62%           37.00%
                                                        ===============  ==============   ==============

CHILE
Federal income tax                                              17.00%          16.50%           16.00%
                                                        ===============  ==============   ==============

                                      F-49

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

18.4   ANALYSIS OF TAX BALANCES

       The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

                                                         2004             2003
                                                --------------   --------------
 Deferred tax assets
 Property plant and equipment                          25,366           27,931
 Net operating loss carryforwards                     146,222          225,369
 Accrued pension costs                                  3,057           11,390
 Other                                                 61,614          151,196
 Valuation allowance on deferred tax assets                 -         (120,846)
                                                --------------   --------------
 Gross deferred income tax assets                     236,259          295,040
                                                --------------   --------------


                                                         2004             2003
                                                --------------   --------------
 Deferred tax liabilities
 Net operating loss carryforwards                     (39,481)         (43,142)
 Accounting provisions not currently deductible       (11,258)         (18,405)
 Accrued pension costs                                (19,784)         (15,981)
 Property plant and equipment                         147,454          155,638
 Other                                                 (3,781)           1,301
                                                --------------   --------------
                                                --------------   --------------
 Gross deferred income tax liabilities                 73,150           79,411
                                                --------------   --------------


                                                         2004             2003
                                                --------------   --------------
Deferred tax balances
 Deferred tax assets - current                         82,829           49,451
 Deferred tax assets - non-current                    153,430          245,589
                                                --------------   --------------
                                                      236,259          295,040
                                                ==============   ==============

 Deferred tax liabilities - current                    14,496            7,286
 Deferred tax liabilities - non-current                58,654           72,125
                                                --------------   --------------
                                                       73,150           79,411
                                                ==============   ==============

       During 2004 and 2003 $120,317 and $137,333, respectively, of the valuation allowance that was recognized in prior years on the deferred tax assets of Gerdau Acominas was reversed directly to income. The valuation allowance was reversed as a result of additional positive evidence during 2004 and 2003 regarding the realization of the deferred tax assets, specifically (a) the expected generation of taxable income by Acominas and (b) the restructuring of the Brazilian operations described in Note 4.7 which allows the tax loss carryforwards of Gerdau Acominas to be utilized by all the steel operations of Gerdau in Brazil, which historically have presented taxable income. Brazilian tax law allows tax losses to be carried forward indefinitely, but the utilization of tax losses in a given year is limited to 30% of taxable income.

       During 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48,563 reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved. Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses, and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change have been recognized.

       The Company believes its total net deferred tax asset as December 31, 2004 is more likely than not to be realized based substantially on future taxable income from operations.


19     EARNINGS PER SHARE (EPS)

       Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect: (a) a stock bonus of 3 shares per each 10 shares hold approved by the Shareholders Meeting on April 30, 2003, (b) a 1-to-1,000 reverse stock split approved by the Shareholders Meeting on April 30, 2003, (c) a stock bonus of 1 share per each share held approved by the Shareholders Meeting on April 29, 2004 and (d) a stock bonus of 50 share per each share held approved on March 31, 2005 (Note 27).

       YEAR ENDED DECEMBER 31, 2004


YEAR ENDED DECEMBER 31, 2004
                                                                               Common          Preferred          Total
                                                                            --------------  ----------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared                                            67,725           126,453          194,178
Allocated undistributed earnings                                                  336,224           627,956          964,180
                                                                            --------------  ----------------  ---------------

Allocated net income available to Common and Preferred shareholders               403,949           754,409        1,158,358
                                                                            ==============  ================  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after deducting the average treasury shares  (Note 17.1) and considering the effect of stock
    bonus aproved on March 31, 2005 (Note 27)                                 154,404,672       288,376,623
                                                                            ==============  ================
Earnings per share (in US$) - Basic                                                  2.62              2.62
                                                                            ==============  ================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

DILUTED NUMERATOR
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders                                                                       754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the
potential increase in number of preferred shares outstanding, as a result                                              1,344
of options granted to acquire stock of Gerdau                                                                 ---------------
                                                                                                                     755,753
                                                                                                              ===============

Net income allocated to common shareholders                                                                          403,949
Less:
 Adjustment to net income allocated to common shareholders in respect to the potential increase in                    (1,344)
     number of  preferred shares outstanding, as a result of option granted to acquire stock of Gerdau        ---------------
                                                                                                                     402,605
                                                                                                              ===============

DILUTED DENOMINATOR
WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                                                                    154,404,672
Preferred Shares
Weighted-average number of preferred shares outstanding                                                          288,376,623
        Potential increase in number of preferred shares outstanding in respect of stock option  plan              1,465,675
                                                                                                              ---------------
Total                                                                                                            289,842,298
                                                                                                              ===============

Earnings per share - Diluted (Common and Preferred Shares)                                                              2.61
                                                                                                              ===============

YEAR ENDED DECEMBER 31, 2003
                                                                               Common          Preferred          Total
                                                                            -------------  -----------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends (interest on equity) declared                                            40,917            76,900          117,817
Allocated undistributed earnings                                                  136,130           256,217          392,347
                                                                            -------------  -----------------  ---------------
Allocated net income available to Common and Preferred shareholders               177,047           333,117          510,164
                                                                            =============  =================  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock aplit described above and deducting
the average average treasury shares (Note 17.1)                               154,404,672       290,614,236
                                                                            ==============  ================

Earnings per share (in US$) - Basic                                                  1.15              1.15
                                                                            ==============  ================

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


DILUTED NUMERATOR
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders                                                                       333,117
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of
options granted to acquire stock of Gerdau                                                                                221
                                                                                                              ---------------
                                                                                                                      333,338
                                                                                                              ===============

Net income allocated to common shareholders                                                                           177,047
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of
option granted to acquire stock of Gerdau                                                                               (221)
                                                                                                              ---------------
                                                                                                                      176,826
                                                                                                              ===============

DILUTED DENOMINATOR
WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                                                                     154,404,672
Preferred Shares
Weighted-average number of preferred shares outstanding                                                           290,614,236
   Potential increase in number of preferred shares outstanding in respect of stock option  plan                      457,197
                                                                                                              ---------------
Total                                                                                                             291,071,433
                                                                                                              ===============

Earnings per share - Diluted (Common and Preferred Shares)                                                              1.15
                                                                                                              ===============

YEAR ENDED DECEMBER 31, 2002
                                                                               Common          Preferred          Total
                                                                           ---------------   ---------------  ---------------
                                                                            (in thousands, except share and per share data)
BASIC NUMERATOR
Dividends declared                                                                 26,948            50,730           77,678
Allocated undistributed earnings                                                   53,477           100,672          154,149
                                                                           ---------------   ---------------  ---------------

Allocated net income available to Common and Preferred shareholders                80,425           151,402          231,827
                                                                           ===============   ===============  ===============

BASIC DENOMINATOR
Weighted-average outstanding shares after giving retroactive effect to the stock bonuses and reverse stock split described above and deducting the
average treasury shares (Note 17.1)                                           154,029,329       289,960,881
                                                                           ===============   ===============

Earnings per share (in US$) - Basic                                                  0.52              0.52
                                                                           ===============   ===============

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

20     FAIR VALUE OF FINANCIAL INSTRUMENTS

       Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

       The fair value of the Senior Notes issued by Gerdau Ameristeel, was $474,863 and $447,525 as of December 31, 2004 and 2003 The fair value of the Convertible Debentures issued by Gerdau Ameristeel was $105,574 and $90,325 as of December 31, 2004 and 2003, respectively. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of a investment bank.

       The Company's estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying value.

21     DERIVATIVE INSTRUMENTS

       The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

       GERDAU AND GERDAU ACOMINAS

       As part of its normal business operations, Gerdau and Gerdau Acominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Acominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Acominas to changes in fair value on its debt. In order to manage such risks Gerdau and Gerdau Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

       Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

       All swaps have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

       The notional amount of such cross-currency interest rate swaps amounts to $58,204 ($459,684 as of December 31, 2003) and mature between January 2005 and March 2006 (January 2004 and March 2006 as of December 31, 2003) with Brazilian reais interest payable which varies between 85.55% to 106.00% of CDI (between 71.60% and 105.00% of CDI of December 31, 2003). There are no unrealized gains on swaps outstanding as of December 31, 2004 (unrealized gains of $9,685 as of December 31, 2003) and unrealized losses amount to $14,775 as of December 31, 2004 ($40,938 as of December 31, 2003).

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       GERDAU AMERISTEEL

       In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2004, was approximately $4,018 (December 31, 2003 - $89).

22     CONCENTRATION OF CREDIT RISKS

       The company Company's principal business is the production and sale of long ordinary steel products, including crude steel; long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company's sales during 2004 were made to civil construction and manufacturing customers.

       Approximately 41.5% of the Company's consolidated sales are to domestic Brazilian companies, 40% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in Chile and Uruguay.

       No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.


23     SEGMENT INFORMATION

       The Gerdau Executive Committee, which is comprised of the most senior officers of the Company including the President of the Gerdau Executive Committee, which is also the Chairman of the Board of Directors, is responsible for managing of the business.

       The Company's' reportable segments under SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil, Acominas (corresponding to the operations of the former Acominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America. Information for long steel products in Brazil and specialty steel products in Brazil is presented below under Long Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS No. 131 for presenting separate information about such segment.

       There are no significant inter-segment sales transactions. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                    YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------

Net sales                        2,761,079      997,119       287,773     3,336,964    7,382,935     (430,786)    6,952,149
Financial expenses, net            (33,507)      31,266         1,692        66,894       66,345      (15,528)       50,817
Net income                         475,265      340,112        65,642       337,669    1,218,688      (60,330)    1,158,358
Capital expenditures               244,149      100,155        10,310       435,752      790,366      (33,659)      756,707
Depreciation and amortization       88,763      100,101        10,643        89,321      288,828      (19,606)      269,222
Identifiable assets              1,649,495    1,311,979       251,790     2,309,948    5,523,212     (303,409)    5,219,803


                                                    YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------



Net sales                        1,459,805      785,317       169,640     1,927,839    4,342,601      188,368     4,530,969
Financial expenses, net            120,878       39,100         1,326        62,485      223,789      (31,062)      192,727
Net income                         202,276      220,810        32,320       (21,208)     434,198       75,966       510,164
Capital expenditures               103,243      115,643         7,702        57,041      283,629       28,856       312,485
Depreciation and amortization       64,814       42,228         8,779        80,692      196,513      (14,110)      182,403
Identifiable assets              1,143,326    1,070,552       197,881     1,479,110    3,890,869     (322,893)    3,567,976


                                                    YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADJUSTMENTS
                                                           SOUTH AMERICA                             AND        TOTAL AS PER
                                            ACOMINAS OURO    (EXCEPT        NORTH                RECONCILLIA-     FINANCIAL
                              LONG BRAZIL       BRANCO       BRAZIL)       AMERICA       TOTAL       TIONS       STATEMENTS
-----------------------------------------------------------------------------------------------------------------------------


Net sales                        1,571,136      459,930       113,341       994,348    3,138,755      126,171     3,264,926
Financial expenses, net            188,393       78,092        19,675        20,535      306,695       17,102       323,797
Net income                         171,243       20,954         9,498        29,799      231,494          333       231,827
Capital expenditures               503,222       64,351         5,621        32,806      606,000       (7,958)      598,042
Depreciation and mortization        78,502       34,486         6,722        55,620      175,330        3,475       178,805
Identifiable assets                790,129      962,141       169,248     1,246,435    3,167,953      (88,451)    3,079,502

       The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Gerdau Brazil.

       The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

       o Segment information includes data from the join ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

       o Net sales are presented net of freight costs, while freight costs are presented as part of Cost of sales in the consolidated financial statements.

       o Identifiable assets and depreciation and amortization in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition, while in the consolidated

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

           financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value.

       o Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

       o Exchange gain and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

       Geographic information about the Company, prepared following the same basis as the financial statements, is as follows:


                          YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            3,623,046      319,248         3,009,855       6,952,149
Long lived assets    1,762,517      163,233         1,220,321       3,146,071



                          YEAR ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            2,597,770      122,028         1,811,171       4,530,969
Long lived assets    1,422,121      134,437         1,030,257       2,586,815



                          YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------
                                  SOUTH AMERICA      NORTH
                       BRAZIL    (EXCEPT BRAZIL)    AMERICA           TOTAL
-----------------------------------------------------------------------------
Net sales            2,111,684       99,482         1,053,760       3,264,926
Long lived assets    1,212,519      120,708           987,730       2,320,957



       Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

24     VALUATION AND QUALIFYING ACCOUNTS

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         27,476                       5,370       (1,144)
   Valuation allowance on deferred income tax assets      120,846             -             -     (120,317)
 Reserves:
   Provision for contingencies                            102,060      (118,991)       93,162


YEAR ENDED DECEMBER 31, 2003

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         15,139             -         6,714            -
   Valuation allowance on deferred income tax assets      205,139             -             -     (137,333)
 Reserves:
   Provision for contingencies                             45,304        (3,622)       44,361       (1,255)

 YEAR ENDED DECEMBER 31, 2002

                                                      BALANCE AT                   CHARGES TO
                                                      BEGINNING OF                  COST AND
DESCRIPTION                                               YEAR         PAYMENTS      EXPENSE      REVERSALS
---------------------------------------------------- -------------  ------------  -----------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                         23,045             -         1,310            -
   Valuation allowance on deferred income tax assets            -             -             -      (12,939)
 Reserves:
   Provision for contingencies                             55,170        (2,243)       14,179            -


                                                          EFFECT OF
                                                          EXCHANGE RATE   BALANCES AT
DESCRIPTION                                               CHANGES (a)     END OF YEAR
----------------------------------------------------     ---------------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                            1,834           33,536
   Valuation allowance on deferred income tax assets           (529)               -
 Reserves:
   Provision for contingencies                               11,487           87,718


 YEAR ENDED DECEMBER 31, 2003

                                                          EFFECT OF
                                                          EXCHANGE RATE   BALANCES AT
DESCRIPTION                                               CHANGES (a)     END OF YEAR
----------------------------------------------------     ---------------  -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                            5,623           27,476
   Valuation allowance on deferred income tax assets         53,040          120,846
 Reserves:
   Provision for contingencies                               17,272          102,060


 YEAR ENDED DECEMBER 31, 2002

                                                          EFFECT OF
                                                          EXCHANGE RATE   BUSINESS         BALANCES AT
DESCRIPTION                                               CHANGES (a)     COMBINATION      END OF YEAR
----------------------------------------------------     ---------------  --------------   -------------
 Provisions offset against assets balances:
   Allowance for doubtful accounts                           (9,216)                 -        15,139
   Valuation allowance on deferred income tax assets        (85,292)           303,370       205,139
 Reserves:
   Provision for contingencies                              (21,802)                          45,304


       (a) Includes the effect of exchange rates on balances in currencies other than the United States dollar.

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

25     STOCK BASED COMPENSATION

25.1   BRAZIL PLAN

       The Extraordinary Stockholders' General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders' meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the "Long Term Incentive Program". The options must be exercised up to 5 years after vested.

       A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2005 (Note 27):

                                                YEAR ENDED DECEMBER 31, 2004                   YEAR ENDED DECEMBER 31, 2003
                                         -------------------------------------------    --------------------------------------------
                                           NUMBER OF SHARES         WEIGHTED AVERAGE      NUMBER OF SHARES       WEIGHTED AVERAGE
                                                                     EXERCISE PRICE                               EXERCISE PRICE
                                         ---------------------    -------------------   ---------------------   --------------------
Outstanding, beginning of year                      2,052,207                   2.76                       -                      -
Granted during the year                               260,331                   7.66               1,026,104                   2.76
Shares issued in regards to share bonus               260,331                   7.66               1,026,104                   2.76
                                         ---------------------                          ---------------------

Outstantind, end of year                            2,572,869                   3.75               2,052,207                   2.76
                                         =====================                          =====================


       All options granted through December 31, 2004 were granted to management or employees of the Company. There are no options exercisable at December 31, 2004 and the weighted average remaining contractual life is 1.82 years to options granted in 2003 and 3.98 years to options granted in 2004.

       The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2004 following the Black & Scholes method, included in the pro-forma disclosures in Note 3.13 were as follows:


                                           GRANTED DURING THE YEAR
                                         ---------------------------
                                              2004           2003
                                         --------------   ----------
Expected dividend yield                            7%             7%
Expected stock price volatility                   43%            43%
Riskfree rate of return                            8%             8%
Expected period until exercise               4.9 year       3.5 year

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

25.2   GERDAU AMERISTEEL PLANS

       Gerdau Ameristeel has several stock based compensation plans, which are described below. One plan was formerly administered by Co-Steel and the remainder of the plans were formerly administered by the subsidiary AmeriSteel.

       (A) FORMER CO-STEEL PLAN

       Under the former Co-Steel plan, the Stock-Based Option Plan, Co-Steel was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

       (B) AMERISTEEL PLANS

       Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003 (Note 4.9). All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

       (B.1) STAKEHOLDER PLAN

       Ameristeel had a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure the Company's senior management's interest is congruent with it's shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of Ameristeel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of Ameristeel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. Benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $1,300 and $150, respectively.

       An award of approximately $14,000 was earned by participants in the Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award will be accrued over the vesting period. No awards are expected to be granted under the Stakeholder Plan in the future.

       (B.2) SAR PLAN

       In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $6,400 and $3,500, respectively.

       In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $14,300 and $5,900,

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

       respectively.

       (B.3) EQUITY OWNERSHIP PLAN

       In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2003. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

       (B.4) PURCHASE PLAN

       In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted with the exercise price equal to fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

       A summary Gerdau Ameristeel stock option plans is as follows:

                                               YEAR ENDED DECEMBER 31, 2004                   YEAR ENDED DECEMBER 31, 2003
                                        -----------------------------------------     ---------------------------------------------
                                                                 WEIGHTED-AVERAGE                              WEIGHTED-AVERAGE
AMERISTEEL PLANS                          NUMBER OF SHARES        EXERCISE PRICE        NUMBER OF SHARES         EXERCISE PRICE
--------------------------------        ---------------------   ------------------    ---------------------    --------------------
                                                                      (US$)                                            (US$)
Outstanding, beginning of year                             -                      -                281,197                   20.37
Exchange for options of Gerdau
    Ameristeel                                             -                      -               (281,197)                  20.37
                                        ---------------------                         ---------------------
Outstanding, end of year                                   -                      -                      -                       -
                                        =====================                         =====================

GERDAU AMERISTEEL PLANS
--------------------------------
Outstanding, beginning of year                     3,606,570                   6.41              1,367,400                    9.30
Ameristeel Plans  Options exchanged-
    for Gerdau Ameristeel Options                          -                      -              2,660,601                    2.15
Exercised                                           (374,609)                  1.90                      -                       -
Forfeit                                              (76,973)                  1.92                      -                       --
Expired                                             (321,700)                 19.46               (421,431)                  19.72-
Outstanding, end of year                           2,833,288                   5.94              3,606,570                    6.41
                                        ---------------------                         ---------------------
Options exercisable                                2,350,378                                     2,585,767
                                        =====================                         =====================

The following table summarizes information about options outstanding at December 31, 2004:

                                   GERDAU S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              for the years ended December 31, 2004, 2003 and 2002
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

                                                               WEIGHTED-AVERAGE
                                                NUMBER         REMAINING CONTRACTUAL      WEIGHTED-AVERAGE     NUMBER EXERCISABLE
EXERCISE PRICE RANGE (US$)                   OUTSTANDING             LIFE                 EXERCISE PRICE       AT DEZEMBER 31, 2004
---------------------------------       ---------------------  ---------------------    -------------------   ---------------------
                                                                                             (US$)
$1.32 to $1.43                                       752,829                    4.4                   1.38                 597,086
$1.80 to $1.90                                       824,536                    5.9                   1.84                 497,369
$2.11 to $2.96                                       563,923                    4.5                   4.48                 563,923
$15.45 to $18.69 (1)                                 342,500                    2.1                  16.80                 342,500
$20.06 to $20.15 (1)                                 349,500                    1.7                  20.15                 349,500
                                        ---------------------                                                 ---------------------
                                                   2,833,288                                                             2,350,378
                                        =====================                                                 =====================


       Note: (1) these options are denominated in Cdn dollars and have been translated to US$ using the exchange rate as at December 31, 2004.

       The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

       Expected dividend yield:                        0%
       Expected stock price volatility:               55%
       Risk-free rate of return:                       4%
       Expected period until exercise:            5 years

26     GUARANTEE OF INDEBTEDNESS

(a) Gerdau has provided a surety to its subsidiary Dona Francisca Energetica S.A. in financing contracts which amount to R$ 97,275 thousand (equivalent of $36,647 at period-end exchange rate). Under the surety Gerdau guarantees 51.82% of the debt ($18,990) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca.

(b) Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $110,000, on loans of its subsidiary GTL Financial Corp in the amount of $5,000 and on Export Receivables Notes of its subsidiary Gerdau Acominas S.A. amounting to approximately $233,000.

       As the guarantees above are between a parent company (the Company) and its subsidiaries (GTL Trade Finance Inc., GTL Financial Corp and Gerdau Acominas S.A.), they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

27     SUBSEQUENT EVENT

       The Board of Directors approved on its meeting held on March 31 2005 a bonus to both common and preferred shareholders of 50 bonus shares per 100 shares held.


                                      * * *